MUTUAL OF AMERICA LIFE INSURANCE COMPANY	320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX AMY LATKIN VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 23, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith A. Gregory

Re:

Post-Effective Amendment No. 43 under the Securities Act of 1933 and No. 44 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A of Mutual of America Investment Corporation (SEC File Nos. 033-06486 and 811-05084)

Dear Mr. Gregory:

On behalf of the above-referenced registrant, set forth below are responses to additional comments relating to the Prospectus, which you provided by telephone to me on April 18, 2014, concerning our responses dated April 15, 2014, to your initial comments regarding Post-Effective Amendment No. 42 under the Securities Act of 1933, as amended and Amendment No. 43 under the Investment Company Act of 1940, as amended to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 28, 2014.

Set forth below are your additional comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2014.

Prospectus

Original Comment 4:

Principal Investment Strategies: Asset Classes:

Please consider describing the significant distinct asset classes in which a fund will invest (e.g., large and/or mid cap U.S. equities, foreign and/or emerging equities (including capitalization), foreign fixed income (sovereign and supra-national)), the total US aggregate bond market (and its sectors) and the U.S. Treasury market). For example, the inclusion of such information in the Composite Fund, the International Fund, the Bond Fund and the Mid-Term Bond Fund may clarify the investment strategies of the funds.

Original Response:

The Registrant has added disclosure that describes the significant distinct asset classes in which the International Fund invests to the Principal Investment Strategies for the International Fund. The revised Principal Investment Strategies for the International Fund is set forth in the Response to Comment 22.

The Registrant respectfully notes that the Principal Investment Strategies for the Composite Fund, the Bond Fund and the Mid-Term Bond Fund already provide sufficiently detailed disclosure regarding the asset classes in which each of the funds invest.

The Principal Investment Strategies for the Composite Fund includes the following disclosure:

—     The equity portion of the Fund is invested in stocks in the S&P 500® Index, as selected by the large cap equity manager of the Adviser.

—    The fixed income portion of the Fund is invested primarily in investment-grade debt securities issued by U.S. corporations or by the U.S. Government or its agencies, including mortgage-backed securities, as managed by the fixed income and mortgage-backed securities managers of the Adviser. The Fund may invest in foreign securities.

The Principal Investment Strategies for the Bond Fund includes the following disclosure:

—     At least 80% of the Fund’s assets are invested in investment grade bonds issued by U.S. corporations or by the U.S. Government or its agencies, such as bonds, notes, debentures, zero coupon securities and mortgage-backed securities. Bonds are debt instruments that can be issued by the federal government, government agencies and subdivisions, states, cities, corporations and other institutions.

—     It is possible that certain corporate bonds in the Fund’s portfolio can be below investment grade, commonly referred to as “junk bonds.”

—     The Adviser evaluates each security to be purchased and selects securities based in part on interest income anticipated to be generated.

—     The Fund may invest in foreign securities.

The Principal Investment Strategies for the Mid-Term Bond Fund includes the following disclosure:

—    At least 80% of the Fund’s total assets are invested in investment-grade bonds issued by U. S. corporations or by the U.S. Government or its agencies, such as bonds, notes, debentures, zero coupon securities and mortgage-backed securities. Bonds are debt instruments that can be issued by the federal government, government agencies and subdivisions, states, cities, corporations and other institutions.

—    It is possible that certain corporate bonds in the Fund’s portfolio can be below investment grade, commonly referred to as “junk bonds.”

—    The Fund’s securities holdings will have an average maturity of three to seven years.

Additional Comment 4:

The third bullet for the Bond Fund’s Principal Investment Strategies states: “The Fund may invest in foreign securities.” Clarify what the Registrant means by “foreign securities.” Are the foreign securities equity or fixed income? If they are fixed income, then consider what type; for example, clarify whether they are sovereign and supra-national.

Additional Response:

The Registrant has deleted the fourth bullet for the Bond Fund’s Principal Investment Strategies, as the Bond Fund generally does not invest in foreign securities. The Registrant has also deleted “Foreign Investment Risk” from the Principal Investment Risks for the Bond Fund.

Comment 5:

Principal Investment Strategies: Securities Selection:

Many of the funds describe the types of securities in which the fund will invest (e.g. market capitalization). However, the Item 4 disclosure does not describe how the securities are selected for the fund (e.g., All America Fund (actively managed sleeve), Mid-Term Bond Fund, International Fund, etc.). Please review each fund’s description of its Principal Investment Strategies and consider whether additional disclosure is appropriate.

See Item 4a and 9b(2) of Form N-1A.

Response:

The following disclosure was added to the All America Fund’s (actively managed sleeve) description of its Principal Investment Strategies to describe how the securities are selected: “The Adviser generally invests in stocks that it considers undervalued and with the potential for above average investment returns.”

The following disclosure was added to the Mid-Term Bond Fund’s description of its Principal Investment Strategies to describe how the securities are selected:

“The Adviser evaluates each security to be purchased and selects securities based in part on interest income anticipated to be generated.”

The disclosure for the International Fund’s Principal Investment Strategies has been revised as discussed more fully in the response to Comment 22.

Additional Comment 5:

The response and additional disclosure regarding how the securities are selected is excellent. The comment referred to All America, Mid-Term Bond and International Funds, as examples (“e.g.”). Consider which other funds did not disclose how securities are selected and consider whether additional disclosure is appropriate for those other funds.

Additional Response:

The Registrant has reviewed the Principal Investment Strategies for the other Funds and determined that the disclosure includes a description of how securities are selected for all of the actively managed Funds.

Please note that subsequent to providing the Registrant’s original Response to Comment 5, above, the Registrant revised the disclosure that was added to the All America Fund’s (actively managed sleeve) description of its Principal Investment Strategies to describe how the securities are selected, to state: “The Adviser generally invests in stocks that it considers undervalued, or to have above-average growth potential, and with the potential for above average investment returns.” (Emphasis added to denote change.) This revision was made to reflect that the actively managed sleeve of the All America Fund includes allocations to both value strategies and growth strategies.

Comment 6:

Principal Risk Factors: Asset and Sector Risks:

Please consider disclosing in Item 4, separate significant principal risks for a fund relating to overweighting in certain sectors and/or industries represented in the portfolio, including through investments in securities tied to any portfolio equity or fixed income index (e.g., S&P 500 Index, S&P Mid Cap 400 Index, MSCI EAFE Index and the Barclays U.S. Aggregate Bond Index).

For example, please consider including the following separate risk factors:

(1) financial, technology and industrial sector risk;

(2) call risk, extension risk and prepayment risk; income risk; mortgage backed security risk and zero coupon risk.

See Item 4a and general instruction 2 to Item 9 of Form N-1A

Response:

The Registrant does not believe that exposure to any particular sector or industry is a principal risk for any of the Funds. In accordance with the fundamental investment restrictions of the Funds, no Fund will invest more than 25% of its assets in the securities of issuers in one industry, other than as may be permitted by applicable SEC or staff guidance. With respect to the Funds that are actively managed, in addition to adhering to this fundamental investment restriction, it is the practice of the portfolio managers to invest in a sector-neutral manner in accordance with the approximate sector weightings of the respective benchmarks to which the Funds are compared. With respect to the Funds that are tied to equity indices, the Equity Index Fund, Mid-Cap Equity Index Fund, International Fund and the indexed portion of the All America Fund, are designed to track the performance of their respective indices. The portfolio manager for these funds does not engage in active management and therefore risks attendant to particular sectors or industries do not affect the portfolio management of the Fund(s). Incidentally, an examination of each of the indices tracked by the index funds, the S&P 500 Index, the S&P MidCap 400 Index and the MSCI EAFE Index, indicates that there is no industry weighting greater than 25% in any of these indices. We note that none of the Funds is tied to a fixed income index.

Additional Comment 6:

The comment referred to a fund, including those tied to an equity or fixed income index, that has significant exposure to particular sectors and industries. The Registrant’s response noted different concentration policies for the funds and review of significant weightings for sectors within an index. A concentration policy is different from a potential risk to a fund. Form N-1A requires disclosure of “risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return.” A fund with a sector weighting of 25% or even above 5%, presents a risk to investors that might merit disclosure. The Reviewer noted that certain exchange-traded funds (ETFs), including those that are designed to track broad market indices, disclose risks related to particular sector exposures. The Reviewer stated that the Registrant should consider whether these sector weightings in each fund poses a principal risk to investors in such fund. The Reviewer indicated that his views were not reflective of an official position of the Commission or the Staff, and that it was for the Registrant to determine whether additional disclosure in the Registration Statement is necessary.

This Additional Comment 6 relating to active or passive management of a fund also applies to Comments 15 and 17 and other similar comments.

Additional Response:

As my colleague, Scott Rothstein, discussed with you on the telephone on April 21, 2014, the Registrant respectfully maintains that exposure to any particular sector or industry is not a principal investment risk for any of the Funds. Unlike ETFs, which may be used by investors for short-term market exposure, and therefore would be impacted by cyclical movements of sectors and industries, the Funds are used primarily as long-term retirement investment vehicles by participants in retirement plans funded with a Mutual of America group annuity and owners of Mutual of America’s individual annuities and variable life insurance policies. Because none of the Funds is focused on a particular sector, and the Funds are generally sector-neutral with respect to their respective benchmarks, the registrant believes that these investors do not face a risk of exposure to particular sectors or industries over their investment horizon that rise to the level of principal investment risks. The Registrant also notes that the description of Market Risk set out in the prospectus alerts investors of the “risk that prices of securities will go down because of the interplay of market forces [that] may affect a single issuer, industry or sector of the economy or may affect the market as a whole.”

The Registrant believes that it has responded fully to each of the aforementioned additional comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We greatly appreciate your attention to this matter.

Very truly yours,

/s/ Amy Latkin

cc:   Scott H. Rothstein, Esq.